Filed by Sirenza Microdevices, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to rule 14a-12(b)

Subject Company: Vari-L Company, Inc.

Commission File No. 333-102099

On February 14, 2003, Sirenza Microdevices, Inc. and Vari-L Company, Inc. first distributed a letter to their customers regarding the proposed asset purchase transaction between the companies and its effect on customer service. The text of the letter follows.

14 February 2003

A Message to Our Customers:

As recently announced, Sirenza Microdevices has agreed to acquire substantially all the assets and assume certain liabilities of Vari-L Company. The Board of Directors for each company has approved the definitive purchase agreement and the transaction is currently expected to close in the second quarter of 2003, subject to customary closing conditions and the approval of Vari-L shareholders.

We are excited about the potential of our combined company as we work to consolidate our technology, talent and products. The customer benefits we envision include:

•	Consolidation of a broad RF component portfolio into a single, larger supplier.

•	A stronger financial position for the combined company due to merged assets and consolidated facilities.

•	Enhanced worldwide customer service and engineering support.

All products will be sold under the Sirenza Microdevices name after the transaction closes. The new Sirenza Microdevices will be committed to serving customers in all of our markets with particular focus on wireless, wireline, military and “high-rel” end-markets.

Sirenza and Vari-L will leverage the combination of our resources to provide seamless customer service and support while we transition to a combined company.

Thank you for your continued support as we work to build a more successful company and as we expand our efforts to become the “RF component supplier of choice.”

Regards,

Robert Van Buskirk President and CEO Sirenza Microdevices	Charles Bland President and CEO Vari-L

Forward Looking Statements

This letter contains forward-looking statements regarding future events or results, including Sirenza’s and Vari-L’s current expectations of the proposed acquisition of Vari-L’s assets and assumption of specified liabilities by Sirenza; the timing and execution of the close of the acquisition and subsequent integration of assets; and the synergies between the companies and related benefits envisioned by Vari-L and Sirenza, including the strengthening of Sirenza’s position in the supply chain. Sirenza and Vari-L caution readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include: the inability to close, or delays in closing, the acquisition; the ability to successfully integrate the assets, management teams and processes of the two companies; the ability to realize expected synergies between the companies and the related benefits envisioned by the companies. Other factors that could cause actual events or results to differ materially from those in the forward-looking statements are included in Sirenza’s and Vari-L’s respective filings with the Securities and Exchange Commission (SEC), specifically Sirenza’s registration statement on Form S-4 filed on December 20, 2002, as amended on January 29, 2003, and Vari-L’s Form 10-K filed in October 2002 and Form 10-Q filed in November 2002. Sirenza and Vari-L undertake no obligation to update their forward-looking statements at any time or for any reason.

Additional Information and Where to Find It

On December 20, 2002, Sirenza filed with the SEC a registration statement on Form S-4 (subsequently amended on January 29, 2003) containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L. Vari-L intends to mail the definitive proxy statement/prospectus to its stockholders in connection with the transaction when available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement/prospectus filed on December 20, 2002, as amended on January 29, 2003, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus filed with the SEC on December 20, 2002, the amendment to the proxy statement/prospectus filed with the SEC on January 29, 2003, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Sirenza’s and Vari-L’s executive officers and directors and a description of employment agreements and other interests of Sirenza’s and Vari-L’s executive officers and directors in the matters to be voted upon by the Vari-L stockholders are available in the registration statement on Form S-4 and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.